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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12 )*

PRG-SCHULTZ INTERNATIONAL, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
69357C107
(CUSIP Number)
David Radunsky
Parkcentral Capital Management, L.P.
P.O. Box 269014
Plano, Texas 75206
(972) 535-1983
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 21, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	69357C107

1	NAMES OF REPORTING PERSONS: Parkcentral Global Hub Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,556,998

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,556,998

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,556,998

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	69357C107

1	NAMES OF REPORTING PERSONS: Parkcentral Capital Management, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,556,998

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,556,998

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,556,998

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN/IA

CUSIP No.	69357C107

1	NAMES OF REPORTING PERSONS: Petrus Securities, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		302,240

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		302,240

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	302,240

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	69357C107

1	NAMES OF REPORTING PERSONS: Hill Air Company I, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		302,240

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		302,240

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	302,240

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	69357C107

1	NAMES OF REPORTING PERSONS: Steven Blasnik

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		302,240

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,556,998

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		302,240

WITH	10	SHARED DISPOSITIVE POWER:

		1,556,998

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,859,238

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	21.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

          This Amendment No. 12 to Schedule 13D is filed by and on behalf of Parkcentral Global Hub Limited (“Global Hub”), Parkcentral Capital Management, L.P. (“Capital Management”), Petrus Securities, L.P. (“Petrus”), Hill Air Company I, LLC (“Hill Air”), and Steven Blasnik to amend and supplement the Schedule 13D relating to shares of Common Stock, no par value per share, of PRG-SCHULTZ INTERNATIONAL, INC., a Georgia corporation, filed by Parkcentral Global and Petrus with the Securities and Exchange Commission on November 8, 2005, as amended and/or supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on November 30, 2005, Amendment No. 2 to Schedule 13D filed with the Commission on December 12, 2005, Amendment No. 3 to Schedule 13D filed with the Commission on December 16, 2005, Amendment No. 4 to Schedule 13D filed with the Commission on December 20, 2005, Amendment No. 5 to Schedule 13D filed with the Commission on December 22, 2005, Amendment No. 6 to Schedule 13D filed with the Commission on December 28, 2005, Amendment No. 7 to Schedule 13D filed with the Commission on February 7, 2006, Amendment No. 8 to Schedule 13D filed with the Commission on March 27, 2006, Amendment No. 9 to Schedule 13D filed with the Commission on April 13, 2006, Amendment No. 10 to Schedule 13D filed with the Commission on May 15, 2006, and Amendment No. 11 to Schedule 13D filed with the Commission on November 17, 2006 (as amended, the “Schedule 13D”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
Item 1. Security and Issuer.
          Unchanged
Item 2. Identity and Background.
          Unchanged
Item 3. Source and Amount of Funds or Other Consideration.
          Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following thereto:
          “On November 20, 2006, Global Hub and Petrus converted 1,700 and 400 shares of 9.0% Senior Series A Convertible Participating Preferred Stock of the issuer (“Series A Preferred Stock”), respectively, into 75,014 and 17,650 shares of Common Stock, respectively.
          On November 21, 2006, Global Hub converted 800 shares of Series A Preferred Stock into 35,300 shares of Common Stock.”
Item 4. Purpose of the Transaction.
          Unchanged
Item 5. Interest in Securities of the Issuer.
          Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:
          “(a) Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
          Each of the reporting persons may, together with the other reporting persons, be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

          The following table sets forth the aggregate number and percentage of the shares of Common Stock beneficially owned by each person named in the table:

	Aggregate Number of
	Shares of Common	Percentage of
	Stock	Common Stock
	Beneficially Owned	Beneficially Owned
Parkcentral Global Hub Limited (1)	1,556,998	18.4
Parkcentral Capital Management, L.P. (1) (2)	1,556,998	18.4
Petrus Securities, L.P. (3)	302,240	4.2
Hill Air Company I, LLC (3) (4)	302,240	4.2
Steven Blasnik (1) (3) (5)	1,859,238	21.3

(1)	Includes 1,553,436 shares of Common Stock that may be acquired by Global Hub within 60 days of the date hereof upon conversion of 10.0% Senior Convertible Notes Due 2011 of the issuer (“Senior Notes”). The Senior Notes are convertible at the option of the holder at any time prior to maturity into shares of Common Stock at the then-effective conversion price for the Senior Notes, subject to the anti-dilution and other adjustments described in the Senior Notes. As of November 29, 2006, the effective conversion price for the Senior Notes was $6.50 per share of Common Stock, subject to the anti-dilution and other adjustments described in the Senior Notes.

(2)	Capital Management serves as an investment adviser and/or manager to other persons, including Global Hub. Capital Management may be deemed to beneficially own Senior Notes and shares of Series A Preferred Stock and Common Stock owned and/or held by and/or for the account and/or benefit of other persons, including Global Hub.

(3)	Includes 302,240 shares of Common Stock that may be acquired by Petrus within 60 days of the date hereof upon conversion of Senior Notes.

(4)	Hill Air is denominated as a general partner of Petrus. Hill Air may be deemed to beneficially own Senior Notes and shares of Series A Preferred Stock and Common Stock owned and/or held by and/or for the account and/or benefit of Petrus.

(5)	Steven Blasnik is the President of each of Capital Management and Hill Air. Steven Blasnik may be deemed to beneficially own Senior Notes and shares of Series A Preferred Stock and Common Stock owned and/or held by and/or for the account and/or benefit of each of Capital Management and Hill Air.
(b)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

See the disclosure provided in response to Item 7 on the attached cover page(s).

(ii)	Shared power to vote or to direct the vote:

See the disclosure provided in response to Item 8 on the attached cover page(s).

(iii)	Sole power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 9 on the attached cover page(s).

(iv)	Shared power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 10 on the attached cover page(s).

          (c) The following table describes transactions in the Common Stock that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a) of this Item 5:

Transaction		Shares		Shares		Price Per	Description of
Date	Person	Acquired		Disposed		Share ($)	Transaction

November 20, 2006	(1)	92,664	(1)	0		$2.8405	(1)
November 20, 2006	(2)	0		92,664	(2)	$7.5488	(2)
November 20, 2006	(3)	0		8	(3)	$7.5488	(3)
November 21, 2006	(4)	35,300	(4)	0		$2.8405	(4)
November 21, 2006	(5)	0		35,292	(5)	$7.7192	(5)

(1)	On November 20, 2006, Global Hub and Petrus converted 1,700 and 400 shares of Series A Preferred Stock, respectively, into 75,014 and 17,650 shares of Common Stock, respectively. Each share of Series A Preferred Stock is convertible at the option of the holder at any time into a number of shares of Common Stock calculated by dividing the then-effective liquidation preference of such share of Series A Preferred Stock by the then-effective conversion price of such share of Series A Preferred Stock. As of November 29, 2006, the effective liquidation preference of the Series A Preferred Stock was $125.34 per share of Series A Preferred Stock, subject to accretion as described in the Articles of Incorporation of the issuer, and the effective conversion price of the Series A Preferred Stock was $2.8405 per share of Common Stock, subject to the anti-dilution and other adjustments described in the Articles of Incorporation of the issuer.

(2)	On November 20, 2006, Global Hub and Petrus sold 75,014 and 17,650 shares of Common Stock, respectively.

(3)	On November 20, 2006, Global Hub sold 8 shares of Common Stock.

(4)	On November 21, 2006, Global Hub converted 800 shares of Series A Preferred Stock into 35,300 shares of Common Stock.

(5)	On November 21, 2006, Global Hub sold 35,292 shares of Common Stock.
          Except as otherwise described herein, no transactions in the Common Stock were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any person named in response to paragraph (a) of this Item 5.
          (d) Not applicable.
          (e) Not applicable.”
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          Unchanged
Item 7. Material to be Filed as Exhibits.
          Unchanged

Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: November 29, 2006	Parkcentral Global Hub Limited
	By:	Parkcentral Capital Management, L.P.
	Its:	Investment Adviser

	By:	/s/ David Radunsky
	Name:	David Radunsky
	Title:	Chief Operating Officer

Parkcentral Capital Management, L.P.
	By:	/s/ David Radunsky
	Name:	David Radunsky
	Title:	Chief Operating Officer

/s/ Steven Blasnik
Steven Blasnik

Petrus Securities, L.P.
	By:	/s/ David Radunsky
	Name:	David Radunsky
	Title:	Chief Operating Officer

Hill Air Company I, LLC
	By:	/s/ David Radunsky
	Name:	David Radunsky
	Title:	Chief Operating Officer